UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission file number: 001-39259

China Liberal Education Holdings Limited

Room 1618 Zhongguangcun MOOC Times Building,

18 Zhongguangcun Street, Haidian District

Beijing, People’s Republic of China 100190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation and Appointment of Director

                On January 28, 2022, Mr. Nan Hu, a director of China Liberal Education Holdings Limited (the “Company”), notified the Company of his resignation from the board of directors of the Company, effective February 1, 2022. Mr. Nan Hu’s resignation from the board of directors was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On January 28, 2022, the board of directors of the Company appointed Mr. Fangzhong Sun as a director of the Company, effective from February 1, 2022. The biographical information of Mr. Fangzhong Sun is set forth below.

Mr. Fangzhong Sun, age 76, has served as the Company’s director since February 2022. Since June 2014, Mr. Fangzhong Sun as served as the Chief Education Specialist and director of China Liberal (Beijing) Education Technology Co., Ltd., a limited liability company formed in the PRC and a wholly owned subsidiary of the Company. Since June 2004, Mr. Fangzhong Sun has served as an expert at the Ministry of Education of the People's Republic of China. From October 2004 to November 2014, Mr. Fangzhong Sun served as the vice president of China Higher Vocational and Technical Education Research Association. From September 1995 to October 2014, Mr. Sun was the president of Fujian Higher Vocational Education Research Association. Prior to that, Mr. Fangzhong Sun served as the president of Fuzhou Vocational and Technical College from October 2002 to July 2008. In 1984, Mr. Fangzhong Sun participated in the formation of Minjiang Vocational University (“MVU”), and from November 1984 to October 2002, Mr. Fangzhong Sun successively served as Secretary and President of Gulou Branch of MVU, Deputy Secretary of the Party Committee of MVU, Vice President, Executive Vice President, and President of MVU. Mr. Fangzhong Sun obtained his bachelor’s degree in Inorganic Chemical Technology from Fuzhou University in 1969.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: February 4, 2022	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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